# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Borr Drilling Limited, CIK 0001715497
CUSIP: G1466R173
Title of class of securities: Common Shares
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd Floor 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 10/13/2026
Amends the filing with accession number 0001193125-26-420407
Filed by CIK 0002011074
Persons authorized to receive notices and communications: Erling Lind, Lochenveien 2, Oslo, Norway (Q8), 0286, 47 90 91 23 95

## Reporting persons
- Drew Holdings Ltd. (CIK 0002011074): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 40,117,808; sole dispositive power 0; shared dispositive power 40,117,808; aggregate amount beneficially owned 40,117,808 (13.1% of the class)
  Comment: The 40,117,808 common shares of Borr Drilling Limited owned by Drew Holdings Ltd. may be deemed to be beneficially owned by Mr. Tor Olav Troim.
- Tor Olav Troim (CIK 0001709630): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); source of funds: working capital (WC); sole voting power 0; shared voting power 40,117,808; sole dispositive power 0; shared dispositive power 40,117,808; aggregate amount beneficially owned 40,117,808 (13.1% of the class)
  Comment: The 40,117,808 common shares of Borr Drilling Limited owned by Drew Holdings Ltd. may be deemed to be beneficially owned by Mr. Tor Olav Troim.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Borr Drilling Limited
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd Floor 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM11
Comment: This Amendment No. 1 on Schedule 13D (the "Amendment No. 1") relates to the common shares, $0.10 par value per share (the "Common Shares"), of Borr Drilling Limited (the "Issuer"). Amendment No. 1 amends and supplements the initial Schedule 13D (the "Schedule 13D") that Drew Holdings Ltd. and Mr. Tor Olav Troim (collectively, the "Reporting Persons") filed with the Commission on October 13, 2026. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover page to this Amendment No. 1 for the number of shares of Common Shares and percentage of Common Shares beneficially owned by the Reporting Persons. The percentage is calculated out of 307,391,018 shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover page to this Amendment No. 1 for the number of shares of Common Shares beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended by adding the following information:

Drew Holdings Ltd. purchased 1,500,000 shares of Common Shares on October 13, 2026, at an average price of USD $4.9344 per share; 750,000 shares of Common Shares on October 14, 2026, at an average price of USD $4.2700 per share; and 500,000 shares of Common Shares on October 15, 2026, at an average price of USD $4.5983 per share.

Except as disclosed in this Amendment No. 1 and the Schedule 13D, the Reporting Persons have not effected any transaction in the Common Shares of the Issuer during the past 60 days.

## Signatures
- Drew Holdings Ltd.: /s/ Erling Lind, Erling Lind / Director (10/15/2026)
- Tor Olav Troim: /s/ Tor Olav Troim, Tor Olav Troim (10/15/2026)